UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05001487

January 11, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-11-2005

Re: SBC Communications Inc.
Incoming letter dated December 9, 2004

Dear Mr. Dennis:

This is in response to your letter dated December 9, 2004 concerning the shareholder proposal submitted to SBC by Domini Social Investments. We also have received a letter from the proponent dated December 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 13 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Fl.
New York, NY 10012-3915

PROCESSED
JAN 21 2005 E
THOMSON
FINANCIAL

732717

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

December 9, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Domini Social Index Portfolio

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Domini Social Index Portfolio, ("Proponent") for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising it of SBC's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On November 11, 2004, SBC received a letter from the Proponent containing the following proposal requesting that SBC prepare and submit to the shareholders of the Company two reports relating to political contributions. A copy of this proposal is included in Exhibit 1 attached hereto. This proposal is accompanied by a "Supporting Statement."

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

Reasons the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(3): The proposal and the Supporting Statement are contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are materially false or misleading. Staff Legal Bulletin No. 14B (September 15, 2004) states that corporations may rely on Rule 14a-8(i)(3) to exclude statements where "the company demonstrates objectively that a factual statement is materially false or misleading." SBC believes that the proposal and Supporting Statement can be excluded on these grounds because they contain numerous statements that are false and misleading.

The Supporting Statement submitted with the proposal is a collection of misleading or false statements. The number of statements that must be omitted or substantially revised makes it appropriate to exclude this proposal as a whole. In the alternative, the statements discussed below should be excluded from SBC's proxy materials.

(a) Statements that are false or misleading.
Proponent's Supporting Statement contains assertions that are materially false and misleading. These include:

- *"Company executives exercise wide discretion over the use of corporate resources for political purposes."* This statement is materially false, because the discretion of SBC executives is limited by both state law and by directives of SBC's Board of Directors. See *Theodora Holding Corp. v. Henderson*, 257 A.2d 398 (Del, 1969) (holding that the appropriate standard for corporate gifts or donations under Delaware law is that of reasonableness). Furthermore, SBC's Board of Directors has adopted a resolution setting out a limitation on and procedures for approval of political contributions. The Staff has previously required proponents to modify supporting statements referring to "unbridled discretion over the use of corporate resources for political purposes" by deleting the word "unbridled." See *FirstEnergy Corporation* (February 23, 2004); *Wells*

Fargo & Company (February 11, 2004); and *SBC Communications Inc.* (January 26, 2004). Proponent's use of the term "wide discretion" in the present case is substantially identical to the usage that the Staff found to be materially false and misleading in the letters cited, so this language should be similarly excluded.

- *"They make decisions without a stated business rationale for such donations."* This statement, offered without any documentation or supporting evidence, is materially false. As discussed above, officers making contributions of corporate funds are governed by a resolution adopted by the Board of Directors, and are required to specify the purpose of the contribution prior to gaining approval as provided in the resolution. Proponent's statement is virtually identical to a statement that the Staff required to be deleted in the *SBC Communications Inc.* letter cited above.

- *"[C]orporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely."* In fact, such contributions are legal in only 29 states, and are limited to varying degrees in those states where it is permitted. Of these 29 states, only 7 are states where a subsidiary of SBC is the incumbent local exchange carrier.

- *In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions. (The Center for Responsive Politics: http://www.opensecrets.org/softmoney/index.asp.)* This statement is materially false and misleading because the dollar amounts shown on that web site include contributions from (i) Cingular Wireless, a joint venture between SBC and BellSouth Corporation, in which SBC has a voting interest of only 50%, and (ii) individual management employees. These amounts are not corporate assets of SBC, and decisions to make such contributions are not controlled by SBC. Accordingly, the number cited in the Supporting Statement materially misstates the amount of contributions by SBC.

- *"Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value."* As described above, corporate executives are constrained by Delaware law and by SBC's Board of Directors, as well as their fiduciary duties to SBC. Accordingly, they are not "free" to use SBC's assets for objectives inimical to SBC's shareholders' interests. The Staff has previously required deletion of similar statements. In both the *SBC Communications Inc.* and the *FirstEnergy Corporation* letters cited above, the Staff required deletion of a sentence stating "Company officials may, in fact, be funding groups and

> candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders." In the present case, Proponent's statement suffers from the same defect as the statement in the prior letters. It is materially false and misleading because it states, incorrectly, that SBC management is entitled to use corporate assets to harm SBC and its shareholders.

Because these statements are false and misleading, they should be excluded from SBC's proxy materials.

(b) <u>The proposal itself is vague and indefinite.</u>
The proposal itself is inherently vague and indefinite. Staff Legal Bulletin No. 14B states that:

> [R]eliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . .
>
> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...

This proposal calls for a semi-annual accounting of political contributions, but gives no details as to what such accounting would look like. Would this accounting have to be audited by an accounting firm? What level of detail would have to be shown? Moreover, the proposal requires that the report give the business rationale for each contribution or donation. Neither SBC nor the shareholders who would vote on this proposal are given any guidance on what would be required to comply with this part of the proposal. Similarly, SBC would be required to identify the employees who "participated in making the decisions to contribute," but the proposal provides no information about what level of participation is intended, from administrative level assistance to final decision maker. Because it is not clear in the proposal what would be required, the proposal is vague and indefinite, and may be omitted from SBC's proxy in accordance with Rule 14a-8(i)(3).

Due to the extensive revisions and deletions that would be necessary to bring the proposal and its Supporting Statement into compliance with Rule 14a-9, SBC believes that the entire proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: Domini Social Index Portfolio

EXHIBIT 1

Domini
SOCIAL INVESTMENTS LLC

RECEIVED

NOV 1 1 2004

CORPORATE
SECRETARY'S OFFICE

The Way You Invest Matters℠

November 10, 2004

Vice President and Secretary
SBC Communications Inc.
175 E. Houston
San Antonio, Texas 78205

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Sir or Madam:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 915,000 shares of SBC Communications stock.

In recent years, there has been growing public concern about the influence of corporate money in politics. Even after the McCain-Feingold federal campaign finance law, questions remain about the potential effects of corporate influence on electoral campaigns. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations (such as those organized under section 527 of the tax code) are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. A number of large corporations have begun to disclose their political contributions, and we believe that SBC would benefit from doing so as well.

We are therefore submitting the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of SBC Communications shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of SBC shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

POLITICAL CONTRIBUTIONS REPORT

Resolved: The shareholders of SBC Communications (the "Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
    a. An accounting of the Company's funds contributed to any of the persons described above;
    b. The business rationale for each of the Company's political contributions; and
    c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders of SBC Communications, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, this information is difficult for shareholders to access and is not complete.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely. Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These do not have to be reported.

In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions. (The Center for Responsive Politics: http://www.opensecrets.org/softmoney/index.asp.)

Relying only on the limited data available from the Federal Election Commission, the Internal Revenue Service, and the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the political use of corporate assets.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value.

There is currently no single source of information that provides the information sought by this resolution. This report should represent a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. We believe that transparency and accountability in this area will advance our company's interests, and help build long-term shareholder value. We urge your support for this critical governance reform.

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

December 21, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Domini Proposal to SBC Communications Requesting a Report on Political Contributions

Dear Ladies and Gentlemen:

We are writing on behalf of Domini Social Investments ("the Proponent") in response to a letter by Richard G. Dennis, General Attorney for SBC Communications ("the Company") dated December 9, 2004, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(3) for two reasons: first, because it contains false and misleading statements, and second, because the Proposal is itself vague and indefinite.

Earlier in the year, SBC challenged a similar proposal presented by the International Brotherhood of Teamsters T.A.P.P. Fund ("the Teamster proposal"; See *SBC Communications* (January 26, 2004), hereinafter "SBC Communications"). The Company is essentially repeating the same arguments it made in response to the Teamster proposal. Staff required that certain changes be made to the Teamster proposal, but did not concur with the Company that it could omit the proposal in its entirety from its proxy materials. None of the statements that were omitted from the Teamster proposal appear in the instant proposal unaltered.

We disagree with the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

I. Allegedly False or Misleading Statements

The Company asserts that five sentences in the Proposal's supporting statement are false or misleading. We disagree, and will examine each of these sentences in turn.

a. *"Company executives exercise wide discretion over the use of corporate resources for political purposes."*

The Company makes three points in support of its claim that this statement is "materially false" (*No-Action Request* at 2). In substance, however, the company is making the same arguments it made in response to a similar sentence in the Teamster proposal. The Company's argument hinges on whether the Staff agrees that the word "wide" in the instant proposal conveys the same meaning as the word

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

"unbridled" in the Teamster proposal (See paragraph iii, below). Proponent believes that it clearly does not.

i. First, the Company notes that with regard to political contributions, SBC executives' discretion is limited by the business judgment rule, in accordance with the law of the state of Delaware, the state in which SBC is incorporated. The business judgment rule, however, still allows executives the "wide discretion" attributed to them in the Proposal.

The Company argues "the appropriate standard for corporate gifts or donations under Delaware law is that of reasonableness." (Citing *Theodora Holding Corp.* v. *Henderson*, 267 A.2d 398 (Del, 1969), (*No-Action Request* at 2)). Assuming that the Company is correct in applying the business judgment rule to political contributions (*Theodora Holding* addresses a charitable contribution for educational purposes, but makes no reference to political contributions), a standard of "reasonableness," is clearly a broad standard. The court in *Theodora Holding* defers to a standard of reasonableness because the Delaware statute contains no limiting language regarding corporate gifts (*Id.* at 405).[1] The wide discretion permitted under the business judgment rule is in fact the purpose of the rule – to provide a safe harbor for certain actions when there is a reasonable basis to believe these actions were taken in good faith. The case does not directly address political contributions, and does not greatly restrict corporate decision-making in the area of charitable contributions. As such, it is inapposite.

ii. Second, the Company states that its executives' discretion with regard to political contributions is limited by a resolution on this subject that has been adopted by SBC's Board of Directors. This resolution does not appear to be any more restrictive than the reasonableness standard discussed above, but as the Company does not explain the content of this resolution, it is impossible to determine the extent to which it in fact restricts or guides executive actions.

The Company has stated that this resolution sets out limitations on the "annual amount of political contributions and the size of individual contributions" and requires a determination that the contributions are legal. The Company also asserts that this resolution requires officers submitting a donation to the Board to "specify the purpose of the contribution." (*SBC Communications* at 3). It is unclear whether the Board has discretion over the recipients of such donations. The scrutiny applied to the purpose of these contributions appears to be guided by "a reasonableness test." (*Id.*)

According to the charter of the "Public Policy and Environmental Affairs Committee" of SBC's Board of Directors, the Committee's responsibilities include the following: "The Committee shall recommend to the Board the aggregate amount of contributions or expenditures by the Company and its subsidiaries for political purposes." (See *www.sbc.com/gen/investor-relations?pid=5609*) Although this implies that the Board as a whole ultimately sets the aggregate amount of such contributions, it is not disclosed who determines the recipients of these expenditures, and on what basis these decisions are made. Based on this information, we can only conclude that SBC executives enjoy "wide" discretion over the disposition of corporate funds for political purposes.

iii. Finally, the Company argues that the word 'wide' is 'substantially identical' to the word 'unbridled' and notes that in three rulings earlier this year, the Staff required proponents of similar proposals to

---

[1] The Court implicitly acknowledges the wide range of discretion afforded by a test of reasonableness in a discussion of New Jersey law: "...a corporate charitable or educational gift to be valid must *merely* be within reasonable limits both as to amount and purpose." (Id. at 404, emphasis added).

remove the word "unbridled" from a statement that executives exercise "unbridled discretion over the use of corporate resources for political purposes." (*No Action Request* at 2-3) The fact that Staff required the removal of the word "unbridled" in other proposals is immaterial, as the word does not appear in the Proposal. We also strongly disagree with the Company's claim that "wide" and "unbridled" are synonymous – they clearly are not as a quick consultation of a dictionary or thesaurus will confirm. "Wide" is clearly not the same as "unbridled", "unrestrained" or "uncontrolled." To say that executives have "wide discretion" does not mean that there are no checks or limits to their authority, as the word "unbridled" in fact, suggests.

As the preceding discussion has shown, "wide discretion" is in fact a fair and accurate description of SBC executives' powers with regard to political contributions. The fact that a corporation is free to make contributions to candidates of any political party, as well as political organizations organized under 26 USC Sec. 527 of the Internal Revenue Code ("Section 527 organizations") with wide-ranging political perspectives and objectives, in itself demonstrates the very wide discretion over corporate funds that executives enjoy in this area.

b. *"They make decisions without a stated business rationale for such decisions."*

The Company argues that this statement is false or misleading because its executives must explain the business rationale for their political contributions to the Board of Directors. The Company also notes that the Staff required the exclusion of a similar sentence from a similar proposal at SBC earlier this year (The sentence in the Teamster proposal that was omitted stated "They make decisions *unilaterally* and without a stated business rationale for such donations." (*emphasis added*)). We believe that the word 'unilateral' in the Teamster proposal rendered the statement false, as management does need to present these donations to the Board, which includes independent directors. We also note that Staff permitted this sentence to stand, with the omission of the words "unilaterally and" in a substantially similar resolution submitted to Morgan Stanley last year (*Morgan Stanley* (January 12, 2004)).

Proponent's concern is that the business justification for these decisions is not publicly disclosed, and the Company's political contributions policy is therefore not transparent to its shareholders. We believe that this intention is conveyed through the word "stated", however we would be willing to amend this statement to read, "They make decisions without a publicly stated business rationale for such decisions."

The Company also argues that this statement is offered "without any documentation or supporting evidence." We submit that it is impossible to provide supporting evidence to prove a negative. If no business rationale is stated, then no evidence can be presented.

c. *"[C]orporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely."*

The Company states, without any citation, that such contributions are in fact legal in only 29 states. The number in the Proposal appears to be incorrect. According to a review of Campaign Finance Law 2002, a publication of the Federal Election Commission (available at *www.fec.gov*), there appear to be 34 states in which corporations may contribute treasury funds in state elections. We would suggest that the Company provide a source for its figure. In the alternative, we would be willing to modify the statement to say "legal in more than half the states." It is nevertheless true that disclosure standards vary widely among states, and our disagreement over the number of states in which contributions are permitted merely highlights the difficulty of obtaining even basic information about corporate contributions.

states, and our disagreement over the number of states in which contributions are permitted merely highlights the difficulty of obtaining even basic information about corporate contributions.

In this context, the Company also asserts that its subsidiaries are the local incumbent exchange carrier in only 7 states (*No Action Request* at 3). The intent of this statement is unclear – either the Company is asserting that it has only made political contributions in seven states, or that it would only have a business rationale for making contributions in these seven states.

Regardless of the Company's intent, the statement appears to contradict information provided in the "Regulatory Affairs" section of its website, which provides information on SBC's current efforts to "open … local markets to competition" in *thirteen* states. The Company's website claims that "After careful review, the FCC has determined that all SBC local phone companies in Arkansas, California, Connecticut, Illinois, Indiana, Kansas, Michigan, Missouri, Nevada, Ohio, Oklahoma, Texas and Wisconsin have fully and irreversibly opened their local networks to competitors." (See *www.sbc.com/gen/public-affairs?pid=2856*) Presumably, the Company may have decided to strengthen these efforts by making political contributions in these states.

Regardless of the intent or accuracy of this statement, it is irrelevant to the request made in the Proposal. Large corporations often make political contributions in areas where they are currently operating, as well as areas where they hope to expand their business, or to state officials who may eventually exercise authority in national or regional affairs. In addition, it is worth noting that SBC has contributed to Section 527 organizations that have, in turn, made contributions in many states. For this reason, a comprehensive report of the kind we request is necessary to provide a full picture of the corporation's political giving, and its impact on shareholder value.

d. *"In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions."*

The Company objects to this figure, obtained from the Center for Responsive Politics (CRP) website, because it claims it includes contributions from individual management employees. According to the CRP website, the total amount of political giving reported for both SBC as a corporation and individual SBC employees for the 2001-2002 cycle was $1,487,099; Proponent subtracted the donations from individuals to arrive at the total cited in the Proposal.

The Company also objects to the inclusion in this figure of donations made by Cingular Wireless, of which SBC owns 50% and whose political donations the Company claims it does not control (*No Action Request* at 3). These statements further illustrate the need for a report of the kind the Proposal requests. Shareholders have no way of knowing that SBC does not influence the political contributions of a company of which it is the joint owner. Indeed, they might be concerned to learn that this is the case, as SBC's reputation may be negatively impacted by the political activities of its wholly and partly owned subsidiaries. This public misperception of SBC's authority over its subsidiaries is reinforced by the charter of the "Public Policy and Environmental Affairs Committee" of SBC's Board of Directors, which states that the Committee's oversight of political contributions includes the company's subsidiaries (See *www.sbc.com/gen/investor-relations?pid=5609*) .

We would be willing to break out the Cingular giving separately in the Proposal, if the Company would be willing to provide us with these figures.

e. *"Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value."*

Again, the Company argues that due to the alleged limits placed on executives by Delaware law and the SBC Board, the Company's executives are not "free" to use assets in this manner. The Company is repeating the losing argument it presented last year *in response to the same sentence* included in the Teamster proposal, and then notes that they successfully challenged a *similar* sentence in that proposal. With all due respect, this tactic is disingenuous and appears to be specifically crafted to mislead the Staff into overlooking the fact that it has previously rejected this argument (See *SBC Communications*). The "similar" sentence that was challenged was omitted on other grounds (The sentence was successfully challenged as "speculative or unsupported"). We do not believe that the Company should be given another bite at the exact same apple here. This exact sentence was also unsuccessfully challenged in *FirstEnergy Corporation* (February 23, 2004) and *Morgan Stanley* (January 12, 2004).

In addition, the question of potential threats to shareholder interests and value is a matter of opinion. In Staff Bulletin No. 14B (September 15, 2004), the Staff clarified that "going forward, it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a(i) (3). . . [when] the company objects to statements because they represent the opinion of the shareholder proponent. . .but the statements are not identified specifically as such." (Staff Bulletin No. 14B, section 4). Staff indicated that it would be appropriate for companies to address these objections in their statements of opposition. We would suggest that SBC also take this course, and would respectfully request that this sentence not be omitted.

II. The Proposal Itself Is Not Vague

The Company argues that the Proposal's request for a semi-annual report detailing the Company's political contributions, the rationale for them, and the personnel involved in making contribution decisions is inherently vague. We note that the Company made the same objection to the Teamster proposal, which sought a substantially similar report. The Company's argument was rejected (*SBC Communications*).

To support this assertion, the Company raises a number of questions, such as whether it would be necessary to disclose the names of persons providing administrative level support for political giving decisions. We believe that any reasonable person reading the Proposal's request for disclosure of the people who "participated in making the decisions to contribute" would assume that this meant those people in a position of authority to direct corporate funds for political purposes. Clearly, the Proposal is not seeking a list of administrative assistants who may have helped these individuals make photocopies and keep records. As the Staff knows, shareholders routinely ask for reports—on sustainability, on responses to climate change, on supplier codes of conduct, and other matters—which are described with a similar (or even lesser) level of specificity as the report requested in the Proposal, and that routinely survive challenges.

For the reasons stated above, we respectfully request that the Company's request for No-Action relief be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

Kimberly Gladman
Shareholder Advocacy Associate

Encl.

cc: Richard G. Dennis, General Attorney, SBC Communications, Inc.

POLITICAL CONTRIBUTIONS REPORT

Resolved: The shareholders of SBC Communications (the "Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders of SBC Communications, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, this information is difficult for shareholders to access and is not complete.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely. Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These do not have to be reported.

In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions. (The Center for Responsive Politics: http://www.opensecrets.org/softmoney/index.asp.)

Relying only on the limited data available from the Federal Election Commission, the Internal Revenue Service, and the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the political use of corporate assets.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value.

There is currently no single source of information that provides the information sought by this resolution. This report should represent a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. We believe that transparency and accountability in this area will advance our company's interests, and help build long-term shareholder value. We urge your support for this critical governance reform.

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

December 9, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of Domini Social Index Portfolio

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Domini Social Index Portfolio, ("Proponent") for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising it of SBC's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On November 11, 2004, SBC received a letter from the Proponent containing the following proposal requesting that SBC prepare and submit to the shareholders of the Company two reports relating to political contributions. A copy of this proposal is included in Exhibit 1 attached hereto. This proposal is accompanied by a "Supporting Statement."

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

<u>*Reasons the Proposal May be Omitted from the Proxy Statement*</u>

Pursuant to Rule 14a-8(i)(3): The proposal and the Supporting Statement are contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are materially false or misleading. Staff Legal Bulletin No. 14B (September 15, 2004) states that corporations may rely on Rule 14a-8(i)(3) to exclude statements where "the company demonstrates objectively that a factual statement is materially false or misleading." SBC believes that the proposal and Supporting Statement can be excluded on these grounds because they contain numerous statements that are false and misleading.

The Supporting Statement submitted with the proposal is a collection of misleading or false statements. The number of statements that must be omitted or substantially revised makes it appropriate to exclude this proposal as a whole. In the alternative, the statements discussed below should be excluded from SBC's proxy materials.

(a) <u>Statements that are false or misleading.</u>
Proponent's Supporting Statement contains assertions that are materially false and misleading. These include:

- *"Company executives exercise wide discretion over the use of corporate resources for political purposes."* This statement is materially false, because the discretion of SBC executives is limited by both state law and by directives of SBC's Board of Directors. See *Theodora Holding Corp. v. Henderson*, 257 A.2d 398 (Del, 1969) (holding that the appropriate standard for corporate gifts or donations under Delaware law is that of reasonableness). Furthermore, SBC's Board of Directors has adopted a resolution setting out a limitation on and procedures for approval of political contributions. The Staff has previously required proponents to modify supporting statements referring to "unbridled discretion over the use of corporate resources for political purposes" by deleting the word "unbridled." See *FirstEnergy Corporation* (February 23, 2004); *Wells*

Fargo & Company (February 11, 2004); and *SBC Communications Inc.* (January 26, 2004). Proponent's use of the term "wide discretion" in the present case is substantially identical to the usage that the Staff found to be materially false and misleading in the letters cited, so this language should be similarly excluded.

- *"They make decisions without a stated business rationale for such donations."* This statement, offered without any documentation or supporting evidence, is materially false. As discussed above, officers making contributions of corporate funds are governed by a resolution adopted by the Board of Directors, and are required to specify the purpose of the contribution prior to gaining approval as provided in the resolution. Proponent's statement is virtually identical to a statement that the Staff required to be deleted in the *SBC Communications Inc.* letter cited above.

- *"[C]orporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely."* In fact, such contributions are legal in only 29 states, and are limited to varying degrees in those states where it is permitted. Of these 29 states, only 7 are states where a subsidiary of SBC is the incumbent local exchange carrier.

- *In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions. (The Center for Responsive Politics: http://www.opensecrets.org/softmoney/index.asp.)* This statement is materially false and misleading because the dollar amounts shown on that web site include contributions from (i) Cingular Wireless, a joint venture between SBC and BellSouth Corporation, in which SBC has a voting interest of only 50%, and (ii) individual management employees. These amounts are not corporate assets of SBC, and decisions to make such contributions are not controlled by SBC. Accordingly, the number cited in the Supporting Statement materially misstates the amount of contributions by SBC.

- *"Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value."* As described above, corporate executives are constrained by Delaware law and by SBC's Board of Directors, as well as their fiduciary duties to SBC. Accordingly, they are not "free" to use SBC's assets for objectives inimical to SBC's shareholders' interests. The Staff has previously required deletion of similar statements. In both the *SBC Communications Inc.* and the *FirstEnergy Corporation* letters cited above, the Staff required deletion of a sentence stating "Company officials may, in fact, be funding groups and

> candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders." In the present case, Proponent's statement suffers from the same defect as the statement in the prior letters. It is materially false and misleading because it states, incorrectly, that SBC management is entitled to use corporate assets to harm SBC and its shareholders.

Because these statements are false and misleading, they should be excluded from SBC's proxy materials.

(b) <u>The proposal itself is vague and indefinite.</u>
The proposal itself is inherently vague and indefinite. Staff Legal Bulletin No. 14B states that:

> [R]eliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ...
>
> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...

This proposal calls for a semi-annual accounting of political contributions, but gives no details as to what such accounting would look like. Would this accounting have to be audited by an accounting firm? What level of detail would have to be shown? Moreover, the proposal requires that the report give the business rationale for each contribution or donation. Neither SBC nor the shareholders who would vote on this proposal are given any guidance on what would be required to comply with this part of the proposal. Similarly, SBC would be required to identify the employees who "participated in making the decisions to contribute," but the proposal provides no information about what level of participation is intended, from administrative level assistance to final decision maker. Because it is not clear in the proposal what would be required, the proposal is vague and indefinite, and may be omitted from SBC's proxy in accordance with Rule 14a-8(i)(3).

Due to the extensive revisions and deletions that would be necessary to bring the proposal and its Supporting Statement into compliance with Rule 14a-9, SBC believes that the entire proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: Domini Social Index Portfolio

EXHIBIT 1

Domini
SOCIAL INVESTMENTS LLC

RECEIVED

NOV 1 1 2004

CORPORATE
SECRETARY'S OFFICE

The Way You Invest Matters℠

November 10, 2004

Vice President and Secretary
SBC Communications Inc.
175 E. Houston
San Antonio, Texas 78205

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Sir or Madam:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 915,000 shares of SBC Communications stock.

In recent years, there has been growing public concern about the influence of corporate money in politics. Even after the McCain-Feingold federal campaign finance law, questions remain about the potential effects of corporate influence on electoral campaigns. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations (such as those organized under section 527 of the tax code) are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. A number of large corporations have begun to disclose their political contributions, and we believe that SBC would benefit from doing so as well.

We are therefore submitting the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of SBC Communications shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of SBC shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

POLITICAL CONTRIBUTIONS REPORT

Resolved: The shareholders of SBC Communications (the "Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders of SBC Communications, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. We believe shareholders are entitled to know how their company is spending its funds for political purposes. However, although there are various disclosure requirements for political contributions, this information is difficult for shareholders to access and is not complete.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely. Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These do not have to be reported.

In 2001-02, the last fully reported election cycle, SBC made at least $1,480,645.00 in political contributions. (The Center for Responsive Politics: http://www.opensecrets.org/softmoney/index.asp.)

Relying only on the limited data available from the Federal Election Commission, the Internal Revenue Service, and the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the political use of corporate assets.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value.

There is currently no single source of information that provides the information sought by this resolution. This report should represent a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. We believe that transparency and accountability in this area will advance our company's interests, and help build long-term shareholder value. We urge your support for this critical governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 9, 2004

The proposal requests that SBC prepare a report, updated semi-annually, disclosing its policies and procedures for political contributions, as well as monetary and non-monetary political contributions.

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser